Exhibit 99.1

National Energy Services Reunited Corp. Reports Third Quarter 2025 Financial Results

●	Revenue for the quarter ended September 30, 2025, is $295.3 million
●	Net income for the quarter ended September 30, 2025, is $17.7 million, up 16.7% on a sequential quarter basis
●	Adjusted EBITDA (a non-GAAP measure)* for the quarter ended September 30, 2025, is $64.0 million
●	Diluted Earnings per Share (EPS) for the quarter ended September 30, 2025, is $0.18, up 15.6% on a sequential quarter basis
●	Operating cash flow for the nine months ended September 30, 2025, is $125.7 million
●	Free cash flow (a non-GAAP measure)* for the nine months ended September 30, 2025, is $25.0 million

HOUSTON, November 13, 2025 – National Energy Services Reunited Corp. (“NESR” or the “Company”), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today reported its financial results as of and for the three months ended September 30, 2025. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in thousands except per share amounts and percentages)	September 30, 2025	June 30, 2025	September 30, 2024	Sequential	Year- over- year

Revenue	$295,315	$327,368	$336,205	(9.8)%	(12.2)%
Net income	17,737	15,201	20,618	16.7%	(14.0)%
Adjusted net income (non-GAAP)*	15,434	20,130	28,912	(23.3)%	(46.6)%
Adjusted EBITDA (non-GAAP)*	63,957	70,559	80,035	(9.4)%	(20.1)%
Diluted EPS	0.18	0.16	0.22	15.6%	(18.2)%
Adjusted Diluted EPS (non-GAAP)*	0.16	0.21	0.31	(22.2)%	(48.4)%

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, and 4 below for reconciliations of GAAP to non-GAAP financial measures. The Condensed Consolidated Balance Sheets, Condensed Consolidated Interim Statements of Operations, and Condensed Consolidated Interim Statements of Cash Flows are derived from the unaudited condensed consolidated interim financial statements present in our Period Report on Form 6-K as of and for the three- and nine-month periods ended September 30, 2025.

Stefan Angeli, Chief Financial Officer, commented, “amid a challenging quarter of major contract transition, our cost reduction initiatives and operational efficiency helped preserve profitability in a softer operating landscape. Although revenue was lower than expected, strong cost discipline and improved execution across our portfolio yielded EBITDA margins of 21.7%, remaining substantially flat on a sequential basis. We also achieved net income of $17.7 million, representing a 16.7% improvement quarter-over-quarter.

The Company continues to invest in capital expenditures and strengthen organizational capacity across all levels to ensure readiness for the execution of recently awarded contracts. During the quarter, working capital balances increased modestly; however, the Company’s financial position remained strong, with a net debt to trailing-twelve-month adjusted EBITDA ratio of 0.93, consistent with levels reported at year-end 2024. Management expects a meaningful improvement in operating cash flow during the fourth quarter, supported by enhanced collection activities relative to the prior quarter.

Looking ahead, our priorities remain centered on maintaining strong margin performance, achieving exceptional growth that propels the Company into its next phase of expansion, enhancing working capital efficiency, and creating sustained value for our shareholders.”

Sherif Foda, Chairman and Chief Executive Officer, commented, “We are very pleased to publish our third quarter at the time of having just announced the award of the massive Saudi Jafurah integrated frac contract. We are extremely proud of our partnership with Aramco in establishing best in class unconventional development. Our countercyclical investment is paying dividends, with proven readiness to execute immediately with such huge infrastructure, significant equipment mobilizations, personnel training and a support organization to enable flawless delivery on all the product lines involved in such a remarkable project. Additionally, we have secured more contracts outside Saudi Arabia so the momentum is accelerating and firing on all cylinders to capture the growth for multiple years to come. The company is reaching another level of growth, and we are now confident in fulfilling our promises to our clients, shareholders and partners. We are very proud of what has been achieved by our entire team.”

Net Income and Adjusted Net Income Results

The Company had net income for the quarter ended September 30, 2025, totaling $17.7 million, an increase of $2.5 million sequentially. This improvement was primarily driven by a net release of uncertain tax positions and unrecognized tax benefits in two geographies offset in part by reduced activity upon contract transition in Saudi Arabia. Adjusted net income for the quarter ended September 30, 2025, was $15.4 million, which includes adjustments totaling $(2.3) million (“Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS”), mainly related to the tax adjustments described previously, restructuring projects, and other write-offs (recoveries) and provisions (release of provisions). A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS.”

The Company reported $0.18 of diluted EPS for the quarter ended September 30, 2025. Adjusted for the impact of Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the quarter ended September 30, 2025, is $0.16.

Adjusted EBITDA Results

The Company produced Adjusted EBITDA of $64.0 million during the quarter ended September 30, 2025. Adjusted EBITDA includes adjustments for certain Total Charges and Credits impacting Adjusted EBITDA (those not related to interest, taxes, and/or depreciation and amortization). The Company posted the following results for the periods presented:

(in thousands)	Quarter ended September 30, 2025	Quarter ended June 30, 2025	Quarter ended September 30, 2024
Revenue	$295,315	$327,368	$336,205
Adjusted EBITDA	$63,957	$70,559	$80,035

Balance Sheet

Cash and cash equivalents are $69.7 million as of September 30, 2025, compared to $108.0 million as of December 31, 2024.

Free cash flow, a non-GAAP measure, for the nine months ended September 30, 2025, was $25.0 million, compared to $103.0 million for the same period in 2024. The decrease was primarily attributable to growth in Accounts receivable, net, balances during the nine-month period ended September 30, 2025, as compared to the year-over-year period. A reconciliation of the applicable GAAP measures to free cash flow is presented in Table 3, titled “Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow.”

Total debt as of September 30, 2025, was $332.9 million, of which $125.8 million was classified as short-term, compared to $382.8 million and $128.5 million, respectively, as of December 31, 2024. Net Debt, a non-GAAP measure defined as the sum of current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents, totaled $263.3 million as of September 30, 2025, compared to $274.9 million at December 31, 2024. The decrease in Net Debt reflects scheduled long-term debt repayments made during 2025. A reconciliation of the applicable GAAP measures to Net Debt is presented in Table 4, titled “Reconciliation to Net Debt.”

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in 16 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Conference Call

A conference call is scheduled for 8:00 AM ET on November 13, 2025, to discuss the financial results. Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0890 or the international line at 1-201-389-0918, approximately 10 minutes prior to the start of the call.

A live, listen-only earnings webcast will also be broadcast simultaneously under the “Investors” section of the Company’s website at www.nesr.com. Following the end of the conference call, a replay will be available after the event under the “Investors” section of the Company’s website.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: catastrophic events, the level of capital spending by our customers, political, market, financial and regulatory risks, including those related to the geographic concentration of our operations and customers, our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us, operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance, our ability to successfully integrate acquisitions, competition, including for capital and technological advances, and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the SEC.

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company as of and for the three- and nine-month periods ended September 30, 2025, included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its subsequent Periodic Reports on Form 6-K may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	September 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	$69,683	107,956
Accounts receivable, net	192,769	137,265
Unbilled revenue	126,333	111,734
Service inventories	97,771	96,772
Prepaid assets	16,677	10,146
Retention withholdings	18,581	31,072
Other receivables	63,264	38,476
Other current assets	10,798	7,095
Total current assets	595,876	540,516
Non-current assets
Property, plant and equipment, net	437,234	438,146
Intangible assets, net	51,739	65,696
Goodwill	645,095	645,095
Operating lease right-of-use assets	22,410	26,042
Other assets	56,769	58,183
Total assets	$1,809,123	$1,773,678

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	356,414	305,308
Current installments of long-term debt	64,500	68,735
Short-term borrowings	61,269	59,720
Income taxes payable	-	7,728
Other taxes payable	26,223	27,482
Operating lease liabilities	3,737	5,449
Other current liabilities	30,354	29,090
Total current liabilities	542,497	503,512

Long-term debt	207,180	254,387
Deferred tax liabilities	4,321	5,632
Employee benefit liabilities	34,936	31,806
Non-current operating lease liabilities	19,755	20,843
Other liabilities	43,783	49,266
Total liabilities	852,472	865,446

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at September 30, 2025, and December 31, 2024, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 100,777,759 and 96,045,856 shares issued and outstanding at September 30, 2025, and December 31, 2024, respectively	899,383	894,293
Retained earnings	57,199	13,870
Accumulated other comprehensive income	69	69
Total equity	956,651	908,232
Total liabilities and equity	$1,809,123	$1,773,678

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	For the three-month period ended		For the nine-month period ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Revenues	$295,315	$336,205	$925,785	$958,022
Cost of services	(259,955)	(282,794)	(809,086)	(808,530)
Gross profit	35,360	53,411	116,699	149,492
Selling, general and administrative expenses (excluding Amortization)	(11,061)	(13,270)	(34,981)	(41,290)
Amortization	(4,693)	(4,693)	(14,080)	(14,080)
Operating income	19,606	35,448	67,638	94,122
Interest expense, net	(8,128)	(9,933)	(24,974)	(29,976)
Other income, net	759	394	2,758	1,199
Income before income tax	12,237	25,909	45,422	65,345
Income tax benefit (expense)	5,500	(5,291)	(2,093)	(15,872)
Net income	$17,737	$20,618	$43,329	$49,473

Weighted average shares outstanding:
Basic	100,356,020	95,428,253	97,656,777	95,310,346
Diluted	100,724,290	95,653,958	97,951,178	95,524,758

Earnings per share:
Basic	$0.18	$0.22	$0.44	$0.52
Diluted	$0.18	$0.22	$0.44	$0.52

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the nine-month period ended
	September 30, 2025	September 30, 2024

Cash flows from operating activities:
Net income	$43,329	$49,473
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	106,480	103,176
Share-based compensation expense	5,747	3,568
(Gain) / loss on disposal of assets	(4,271)	2,100
Non-cash interest expense (income)	983	(1,646)
Deferred tax (benefit) expense	(1,497)	(2,142)
Allowance for (reversal of) doubtful receivables	694	5,306
Charges on obsolete service inventories	1,161	2,294
Impairments and other charges	1,492	1,583
Other operating activities, net	399	317
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(56,198)	33,466
(Increase) decrease in unbilled revenue	(14,600)	(45,887)
(Increase) decrease in retention withholdings	12,491	25,215
(Increase) decrease in inventories	(2,161)	(3,834)
(Increase) decrease in prepaid expenses	(6,532)	(6,772)
(Increase) decrease in other current assets	(17,771)	6,365
Change in other long-term assets and liabilities	(1,105)	4,653
Increase (decrease) in accounts payable and accrued expenses	63,923	15,797
Increase (decrease) in other current liabilities	(6,912)	(9,963)
Net cash provided by operating activities	125,652	183,069

Cash flows from investing activities:
Capital expenditures	(100,620)	(80,053)
IPM investments (Note 2)	-	-
Proceeds from disposal of assets	2,086	929
Other investing activities	(8,250)	(5,034)
Net cash used in investing activities	(106,784)	(84,158)

Cash flows from financing activities:
Proceeds from long-term debt	-	4,063
Repayments of long-term debt	(52,610)	(53,810)
Proceeds from short-term borrowings	75,711	58,738
Repayments of short-term borrowings	(74,217)	(53,140)
Payments on capital leases	(2,778)	(1,432)
Payments on seller-provided financing for capital expenditures	(1,650)	(2,819)
Other financing activities, net	(1,597)	(163)
Net cash used in financing activities	(57,141)	(48,563)

Effect of exchange rate changes on cash	-	-
Net increase in cash	(38,273)	50,348
Cash and cash equivalents, beginning of period	107,956	67,821
Cash and cash equivalents, end of period	$69,683	$118,169

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to net income and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt. The Company also discusses Free Cash Flow reconciled to Operating Cash Flow.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended		Quarter ended			Quarter ended
	September 30, 2025		June 30, 2025			September 30, 2024
	Net	Diluted	Net	Diluted		Net	Diluted
	Income	EPS	Income	EPS		Income	EPS

Net Income	$17,737	$0.18	$15,201	$0.16		$20,618	$0.22
Add/(Subtract): Charges and Credits impacting Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS:
Costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation	787	0.01	884	0.01		1,305	0.01
Impairments	-	-	374	-		1,583	0.02
Current expected credit loss (releases) provisions	1,474	0.01	419	-		652	0.01
Litigation (releases) provisions	235	-	724	0.01		-	-
Restructuring projects	720	0.01	1,389	0.01		4,188	0.04
Loss of inventory in fire	1,980	0.02	-	-		-	-
Other write-offs (recoveries) and provisions (release of provisions)	1,659	0.02	1,139	0.01		566	0.01
Total Charges and Credits impacting Adjusted EBITDA (1)	6,855	0.07	4,929	0.05	(3)	8,294	0.09
Add/(Subtract): Charges and Credits impacting only Adjusted Net Income and Adjusted Diluted EPS:
Adjustments to uncertain tax positions and unrecognized tax benefits	(9,158)	(0.09)	-	-		-	-
Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS (2)	(2,303)	(0.02)	4,929	0.05		8,294	0.09
Total Adjusted Net Income and Adjusted Diluted EPS	$15,434	$0.16	$20,130	$0.21		$28,912	$0.31

(1)	In the quarter ended September 30, 2025, Total Charges and Credits impacting Adjusted EBITDA included $0.8 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $1.5 million of current expected credit loss (releases) provisions, $0.2 million of litigation (releases) provisions, $0.7 million of restructuring projects, $2.0 million due to loss of inventory in fire, and $1.7 million of other write-offs (recoveries) and provisions (release of provisions). In the quarter ended June 30, 2025, Total Charges and Credits impacting Adjusted EBITDA included $0.9 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $0.4 million of impairments, $0.4 million of current expected credit loss (releases) provisions, $0.7 million of litigation (releases) provisions, $1.4 million of restructuring projects, and $1.1 million of other write-offs (recoveries) and provisions (release of provisions). In the quarter ended September 30, 2024, Total Charges and Credits impacting Adjusted EBITDA included $1.3 million of costs associated with the remediation of controls due to the restatement of our 2018-2020 financial statements, $1.6 million of impairment charges from integrated production management investments, $0.7 million of current expected credit loss provisions, $4.2 million of costs associated with restructuring projects, and $0.6 million of other write-offs (recoveries) and provisions (release of provisions).
(2)	Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS for the quarter ended September 30, 2025, was $(2.3) million inclusive of Total Charges and Credits impacting Adjusted EBITDA of $6.9 million, less $9.2 million related to a net release of uncertain tax positions and unrecognized tax benefits.
(3)	Does not add due to rounding.

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended September 30, 2025	Quarter ended June 30, 2025	Quarter ended September 30, 2024

Net Income	$17,737	$15,201	$20,618
Add:
Income Taxes	(5,500)	4,268	5,291
Interest Expense, net	8,128	8,562	9,933
Depreciation and Amortization	36,737	37,599	35,899
Total Charges and Credits impacting Adjusted EBITDA (4)	6,855	4,929	8,294
Total Adjusted EBITDA	$63,957	$70,559	$80,035

(4)	Total Charges and Credits impacting Adjusted EBITDA are described in Table 1 above. Total Charges and Credits impacting Adjusted EBITDA exclude items related to interest, income tax and depreciation and amortization.

Table 3 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Net cash provided by operating activities	$125,652	$183,069
Less:
Capital expenditures	(100,620)	(80,053)
Free cash flow	$25,032	$103,016

Table 4 - Reconciliation to Net Debt

	As of September 30, 2025	As of December 31, 2024	As of September 30, 2024

Current installments of long-term debt	$64,500	$68,735	$70,546
Short-term borrowings	61,269	59,720	54,587
Long-term debt	207,180	254,387	284,183
Less:
Cash and cash equivalents	(69,683)	(107,956)	(118,169)
Net Debt	$263,266	$274,886	$291,147

For inquiries regarding NESR, please contact:

Blake Gendron or Stefan Angeli

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com